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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

Tuesday Morning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72581M305

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,441,708
	8	SHARED VOTING POWER 2,379,632
	9	SOLE DISPOSITIVE POWER 1,441,708
	10	SHARED DISPOSITIVE POWER 2,379,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,379,894
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,379,894
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,894
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,517
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 191,517
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 808,221
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 808,221
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,821,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,821,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,886
	8	SHARED VOTING POWER 3,821,340
	9	SOLE DISPOSITIVE POWER 13,886
	10	SHARED DISPOSITIVE POWER 3,821,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,835, 226
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,821,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,821,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2012, Amendment No. 1 thereto, filed with the SEC on June 26, 2012, Amendment No. 2 thereto, filed with the SEC on July 2, 2012, Amendment No. 3 thereto, filed with the SEC on September 14, 2012, Amendment No. 4 thereto, filed with the SEC on October 26, 2012, and Amendment No. 5 thereto, filed with the SEC on November 7, 2012 (collectively, this “Schedule 13D”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate of approximately $17,828,981.36 (including commissions) to purchase 3,821,340 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On May 9, 2013, the BD Management and Janney Montgomery Scott, LLC (“JMS”) entered into a Stock Purchase Plan (the “JMS 10b5-1 Plan”), pursuant to which JMS will purchase shares of Common Stock, on behalf of BD Management.  Transactions under the JMS 10b5-1 Plan will be subject to certain price restrictions, and the JMS 10b5-1 Plan may be terminated by BD Management at any time.  The JMS 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934.

The foregoing description of the JMS 10b5-1 Plan is qualified in its entirety by reference to the full text of the JMS 10b5-1 Plan which is attached as Exhibit 1 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 3,835,226 shares of Common Stock.  Based upon a total of 42,832,371 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending March 31, 2013, the Reporting Persons’ shares represent approximately 8.954% of the outstanding shares of Common Stock.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the disposition of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and to dispose or direct the disposition of) 1,441,708 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 3.366% of the outstanding shares of Common Stock.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

Mr. Becker owns (i) 8,886 shares of restricted stock all of which have vested (the “Restricted Shares”) and (ii) 5,000 options to purchase Common Stock which will vest within 60 days (the “Options”) and, in each case, which were granted to him pursuant to the Tuesday Morning Corporation 2004 Long-Term Equity Incentive Plan.  The Restricted Shares and the shares of Common Stock issuable upon exercise of the Options represent approximately 0.032% of the outstanding shares of Common Stock.  Each of the Reporting Persons (other than Mr. Becker) disclaims beneficial ownership over the Restricted Shares and the Options.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On May 9, 2013, BD Management and JMS entered into the JMS 10b5-1 Plan, the terms of which are described in Item 4 of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Stock Purchase Plan, dated May 9, 2013, by and between Becker Drapkin Management, L.P. and Janney Montgomery Scott, LLC.
Exhibit 2
Joint Filing Agreement, dated May 10, 2013, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners V, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 10, 2013

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS V, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 1

STOCK PURCHASE PLAN

Becker Drapkin Management, L.P. (the “Advisor”) on behalf of a Managed Account, as of May 9, 2013, has entered into this Stock Purchase Plan (the “Purchase Plan”) in order to purchase the common stock (“Stock”) of Tuesday Morning Corp. (the “Issuer”) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934.

The Advisor requests that Janney Montgomery Scott, LLC  (“JMS”) executes the Purchase Plan pursuant to the following:

1.	JMS will purchase shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis.

2.
JMS will use its reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b5-1.  JMS will advise the Advisor of all purchases executed under this Purchase Plan pursuant to the customary trade confirmation.

3.	This Purchase Plan will terminate upon the earliest of:

i.	the opening of the trading day immediately following the receipt by JMS of written notice by the Advisor of termination of the Purchase Plan;

ii.	the completion of the purchases contemplated by the Purchase Plan;

iii.
the date JMS becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

iv.
the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

v.
the Advisor’s or JMS’s reasonable determination that: (a) the Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (b) the Advisor has not, or JMS has not, complied with the Purchase Plan, Rule 10b5-1 or other applicable securities laws.

4.	Any transaction pending at the time that this Purchase Plan is terminated shall be completed and JMS shall receive the commission set forth in paragraph 5 below.

5.	The Advisor will pay JMS $.02 per share commission.

6.	JMS must suspend purchase of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

i.	A day specified by the Purchase Plan is not a day on which the shares of Stock trade regularly on the listing exchange or primary market center;

ii.	Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

iii.
JMS cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it, the Issuer or the Advisor (including without limitation, Regulation M or Rule 10b-5).

JMS will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in the Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of JMS, the Issuer and the Advisor.

7.
This Purchase Plan may be modified or amended by the Advisor provided that (a) such modification is (i) in writing, (ii) made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1and (iii) is in accordance with the terms of the Purchase Plan; and (b) at the time of such modification or amendment the Advisor represents and warrants to JMS that it is not in possession of any non-public material information.

8.
JMS will from time to time trade on a proprietary basis in shares of Stock while in possession of this Purchase Plan and orders contemplated hereby, in accordance with industry rules, including New York Stock Exchange Rule 92.  By signing this agreement, you acknowledge the foregoing disclosures, and consent to JMS trading while it is in possession of this Plan or Advisor’s order.

A.           The Advisor’s Representations and Warranties

The Advisor makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

i.
At the time of the Advisor’s execution of this Purchase Plan, the Advisor is not aware of any material, non-public information with respect to the Issuer or the Stock.  The Advisor is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

ii.
Purchases of Stock under this Purchase Plan have been duly authorized by the Advisor and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Advisor.  The Advisor will inform JMS as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by JMS or the Advisor and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

iii.	The Advisor agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

iv.
If applicable, the Advisor agrees to provide JMS with all necessary information regarding the Advisor’s previous purchases, as may be required for JMS to calculate the Advisor’s volume limitations under Rule 10b-18.

v.
The Advisor agrees to provide JMS any documents that it reasonably requests to effect this Purchase Plan, including but not limited to: (i) a W-8 for the Advisor; (ii) a copy of resolutions duly adopted by the Advisor’s Board of Directors authorizing the Repurchase Program and/or this Purchase Plan; if applicable, and (iii) a corporate resolution or secretary’s certificate identifying the undersigned and other specified individuals the authority to implement the Purchase Plan by, among other things, engaging a broker-dealer to act as the Advisor’s agent for such purposes, establishing and maintaining an account on behalf of the Advisor for the Purchase Program and to transact in and instruct such broker or dealer on the account to effect the Purchase Plan (“Authorized Persons”).

vi.	The Advisor agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b5-1 or any other applicable law.

vii.
The Advisor agrees that it does not have authority, influence or control over any purchase of Stock effected by JMS pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control.  The Advisor agrees that it will not, communicate any information relating to the Stock, the Issuer or the Advisor to any employee of JMS or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

viii.
The Advisor acknowledges and agrees that the Purchase Plan is a “securities contract,” as such  term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

ix.
This Purchase Plan constitutes the Advisor’s legal, valid and binding obligation enforceable against the Advisor in accordance with its terms.  There is no litigation, arbitration or other proceeding pending, or to the Advisor’s knowledge threatened, that would prevent or interfere with the Advisor’s purchase of Stock under this Purchase Plan.

x.	That JMS will be the Advisor’s exclusive agent for the purchase of shares of Stock pursuant to this Purchase Plan and any other repurchase program during the duration of this Purchase Plan.

xi.
The Advisor agrees to transfer funds for purchases of Stock that JMS makes on behalf of the Advisor upon request by JMS, but in no case later than the settlement date stipulated on the applicable trade confirmation.

xii.
The Advisor agrees to provide JMS with trade reporting and security delivery instructions, for the daily trade reporting and account statements as well as the delivery of the Stock purchased by JMS on the Advisor’s behalf.

B) Indemnification and Limitation on Liability

1.
The Advisor  agrees to indemnify and hold harmless JMS (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to:  a.) any breach by the Advisor of this Purchase Plan (including the Advisor’s representations and warranties), and b.) any violation by the Advisor of applicable laws or regulations.  This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, except for a breach of Section 8A or a party’s gross negligence or willful misconduct, neither JMS or the Advisor will be liable for:

i.
Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.
Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.
The Advisor acknowledges and agrees that JMS has not provided the Advisor with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Advisor would be entitled to any of the affirmative defenses under Rule 10b5-1.

C) Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

D) Entire Agreement

This Purchase Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E) Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

F) Notices

All required notifications to JMS under this Purchase Plan shall be made in writing, sent via email:

[redacted]

All required notifications to the Advisor under this Purchase Plan shall be made in writing, sent email to:

[redacted]

G) Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

Your execution of this agreement constitutes your representation that you are authorized by the Advisor to enter into this agreement and confirms your agreement with the foregoing.  Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Advisor and Janney Montgomery Scott, LLC

BECKER DRAPKIN MANAGEMENT, L.P.
By: /s/ Steven R. Becker
Name: Steven R. Becker
Title: Managing Partner

ACKNOWLEDGED AND AGREED:

Janney Montgomery Scott, LLC

By: /s/ Jeff Woodford
Name: Jeff Woodford
Title: Managing Director

By: /s/ Li-Er Fradella
Name: Li-Er Fradella
Title: Director

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tuesday Morning Corporation, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 10, 2013

[Signature Page Follows]

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS V, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact